Brad Skinner

Chief of Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

January 23, 2020

Re:	TerraCycle US Inc.

Offering Statement on Form 1-A/A

File No. 024-10734

Dear Mr. Skinner:

On behalf of TerraCycle US Inc. I hereby request requalification of the above-referenced offering statement at 5pm Eastern time on January 27, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Tom Szaky

Tom Szaky

Chief Executive Officer

TerraCycle US Inc.